UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 16, 2008
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
(65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
INDEX TO EXHIBITS FILED WITH THE REPORT ON FORM 6-K DATED JULY 16, 2008
EXHIBIT 10.1
EXHIBIT 99.1

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
(c, e) On July 16, 2008, Avago Technologies Limited (“Avago”) announced the appointment of Mr. Douglas R. Bettinger, age 41, as the Senior Vice President and Chief Financial Officer of Avago and affiliated companies effective August 4, 2008.
Mr. Bettinger most recently served as Vice President of Finance and Corporate Controller at Xilinx, Inc. Prior to that, he was Chief Financial Officer at 24/7 Customer, a privately held company, where he established and managed worldwide financial and operations functions. Mr. Bettinger also spent 12 years at Intel Corporation, where he served in several senior-level finance and manufacturing operations positions, including Corporate Planning and Reporting Controller, and was instrumental in implementing Sarbanes-Oxley regulations and managed external reporting duties. He also served as Malaysia Site Operations Controller, overseeing the financial reporting for Intel’s largest assembly and test facility.
In connection with the appointment of Mr. Bettinger as the Senior Vice President and Chief Financial Officer, Avago entered into an offer letter agreement with him on July 4, 2008. Mr. Bettinger’s offer letter entitles him to a base salary of $350,000 per year and a target bonus opportunity of 75% of his base salary. Mr. Bettinger’s offer letter also provides for the grant of an option to purchase 300,000 ordinary shares of Avago with 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon Mr. Bettinger’s continued employment and 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon Avago attaining specified performance targets and Mr. Bettinger’s continued employment. The offer letter also provides that Mr. Bettinger will be eligible for a $100,000 bonus, for which Avago will pay all income and employment taxes, provided that he invests at least $175,000 in the ordinary shares of Avago prior to October 4, 2008. Mr. Bettinger’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers, is entitled to enter into an indemnification agreement and must enter into the standard agreement regarding confidential information and proprietary developments.
Mr. Bettinger’s offer letter provides him with severance in the event of the termination of his employment without cause or a resignation by him for good reason, provided that, in each case, Mr. Bettinger executes and does not revoke a general release of all claims against Avago and its affiliates within 60 days of any such termination. If the termination of employment without cause or resignation for good reason takes place within 12 months following a change in control, Avago must provide Mr. Bettinger with (a) 12 months of continued salary payments commencing on the sixtieth day following his separation from Avago, (b) an amount equal to 100% of the lesser of Mr. Bettinger’s prior year’s bonus or target bonus payable in 12 monthly installments commencing on the sixtieth day following his separation from Avago, (c) 12 months accelerated vesting for those options held by Mr. Bettinger which would otherwise vest based upon the passage of time and his continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for 12 months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer. If Mr. Bettinger’s termination of employment without cause or resignation for good reason takes place prior to or more than 12 months following a change in control, Mr. Bettinger is entitled to (a) 9 months of continued salary payments commencing on the sixtieth day following his separation from Avago, (b) an amount equal to the lesser of 50% of his prior year’s bonus or target bonus payable in nine monthly installments commencing on the sixtieth day following his separation from Avago, and (c) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for six months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer.
The description of the offer letter agreement with Mr. Bettinger is qualified in its entirety by reference to the copy of the offer letter agreement filed as Exhibit 10.1 hereof and incorporated herein by reference.
A copy of the registrant’s Press Release dated July 16, 2008 announcing the appointment of Mr. Bettinger is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description

10.1	Offer Letter Agreement, dated as of July 4, 2008, between Avago Technologies Limited and Douglas Bettinger

99.1	Press Release dated July 16, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 16, 2008

Avago Technologies Finance Pte. Ltd.

By:	/s/ Patricia McCall

Name:	Patricia McCall
Title:	Vice President, General Counsel

INDEX TO EXHIBITS FILED WITH
THE REPORT ON FORM 6-K DATED JULY 16, 2008

Exhibit No.	Description

10.1	Offer Letter Agreement, dated as of July 4, 2008, between Avago Technologies Limited and Douglas Bettinger

99.1	Press Release dated July 16, 2008